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                             April 13, 2021

       Benjamin S. Miller
       Chief Executive Officer of Fundrise Advisors, LLC
       Fundrise Real Estate Investment Trust, LLC
       11 Dupont Circle NW, 9th Floor
       Washington, D.C. 20036.

                                                        Re: Fundrise Real
Estate Investment Trust, LLC
                                                            Offering Statement
on Form 1-A
                                                            Post-Qualification
Amendment No. 5
                                                            Filed March 18,
2021
                                                            File No. 024-11140

       Dear Mr. Miller:

             We have reviewed your amendment and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

       Post-Qualification Amendment No. 5 to Offering Statement on Form 1-A

       Appendix B - Year-End Letter to Investors - 2020, page B-1

   1. We note that you have provided return information that appears to aggregate all of the programs sponsored by
Rise Companies on the Fundrise platform as well as return
                                                        information aggregated
based on investment objective. Please explain to us in more detail your basis for
providing this information and additional detail regarding how you calculated the returns.
Please also explain to us the relevance of the aggregated return information,
particularly as you have presented it in comparison to the return information of the Vanguard Total
Stock Market ETF and Vanguard Real Estate ETF, given the
                                                        differences between
these products. In this respect, we note that an investor cannot invest in the aggregated
platform of Fundrise as one could in either Vanguard product and other differences, such as
liquidity and fees.
 Benjamin S. Miller
FirstName   LastNameBenjamin
               Estate InvestmentS.Trust,
                                   MillerLLC
Fundrise Real
Comapany
April       NameFundrise Real Estate Investment Trust, LLC
       13, 2021
April 213, 2021 Page 2
Page
FirstName LastName
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Ronald (Ron) E. Alper at 202-551-3329 or Erin E. Martin at 202-551-3391
with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Real
Estate & Construction
cc:      Mark Schonberger